SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of: April 13, 2007

Commission File Number 000-50634

TANZANIAN ROYALTY EXPLORATION CORP.

(Registrant's name)

93 Benton Hill Road

Sharon, CT  06069

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's Second Quarter Financial Statements, Management Discussion and Analysis and CEO and CFO Certifications, for the period ended February 28, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian  Royalty Exploration Corp.

(Registrant)

James Sinclair

Date:   April 13, 2007

James E. Sinclair, Chief Executive Officer

Exhibit 1

TANZANIAN ROYALTY EXPLORATION CORPORATION

Consolidated Financial Statements

For the Three and Six Months Ended February 28, 2007 and 2006

Unaudited

Prepared by Management

Vancouver, B.C.

TANZANIAN ROYALTY EXPLORATION CORPORATION

Consolidated Financial Statements

For the Three and Six Months Ended February 28, 2007 and 2006

Notice

The accompanying unaudited interim financial statements of Tanzanian Royalty Exploration Corporation (the “Company”) have not been reviewed by the Company’s auditors.

Tanzanian Royalty Exploration Corporation

Consolidated Balance Sheet

As at February 28, 2007 and August 31, 2006

(Expressed in Canadian Dollars)

ASSETS	February 28, 2007	August 31, 2006
Current Assets	$	$
Cash and Short Term Deposits	1,998,952	3,174,549
Short-Term Investment	99,750	-
Accounts and Other Receivables	46,126	18,824
Inventory	220,230	158,380
Prepaid Expenses	160,565	80,457
	2,525,623	3,432,210
Mineral properties and deferred exploration and development costs (note 3)	21,796,692	20,593,948
Equipment and Leasehold Improvements	825,489	865,809
	$25,147,804	$24,891,967
LIABILITIES
Current Liabilities
Accounts Payable and Accrued Liabilities	219,855	559,312
Current portion of obligations under capital lease	36,060	34,625
	255,915	593,937

Obligations under capital lease	92,953	121,739

SHAREHOLDERS’ EQUITY
Share Capital (note 4)	53,072,402	51,397,278
Share subscriptions received	1,117,000	750,000
Contributed Surplus	313,811	134,133
Deficit	(29,704,277)	(28,105,120)
	24,798,936	24,176,291

	$25,147,804	$24,891,967

See Accompanying Notes to the Unaudited Consolidated Financial Statements

Unaudited – Prepared by Management

“James E. Sinclair”

, Director

“Norman Betts”

, Director

Tanzanian Royalty Exploration Corporation

Consolidated Statements of Operations and Deficit

For the Three and Six Months ended February 28, 2007 and 2006

(Expressed in Canadian Dollars)

	Three months ended February 28		Six months ended February 28
	2007	2006	2007	2006
	$	$	$	$
EXPENSES
Annual General Meeting	50,916	58,768	50,916	58,768
Depreciation	29,675	24,991	48,747	49,907
Consulting and Management Fees	27,872	51,042	89,022	80,878
Insurance	28,747	38,760	58,091	62,018
Membership, Courses & Publications	1,133	718	1,865	3,439
New Property Investigation Costs	18,477	5,720	23,488	10,412
Office and Administration	37,514	23,929	68,406	46,701
Office Rentals	20,837	14,470	32,354	31,427
Press Releases	12,256	13,069	27,180	18,259
Printing and Mailout	29,270	31,717	29,270	34,105
Professional Fees	36,912	101,464	70,684	119,357
Promotion and Shareholder Relations	13,922	12,892	32,373	14,730
Salaries and Benefits	259,029	205,741	500,472	377,404
Stock-based compensation	89,839	-	179,678	-
Telephone and Fax	6,286	4,005	9,664	10,378
Transfer Agent and Listing	37,769	49,212	85,333	77,743
Travel and Accommodation	13,559	21,006	25,066	40,674
	714,013	657,504	1,332,610	1,036,200

OTHER (INCOME) EXPENSE
Property Write-Off (note 3)	366,565	115,588	366,565	115,588
Gain on sale of short term investments	(10,850)	-	(10,850)	-
Interest Expense (Income), net	(10,112)	(4,188)	(25,478)	(9,198)
Interest – Capital lease	3,702	12,861	7,910	18,257
Foreign Exchange Loss (Gain)	(92,964)	10,870	(71,600)	34,714
	256,341	135,131	266,547	159,361

NET LOSS FOR THE PERIOD	970,354	792,635	1,599,157	1,195,561
DEFICIT, BEGINNING OF PERIOD	28,733,923	24,181,324	28,105,120	23,778,398
DEFICIT, END OF PERIOD	$29,704,277	$24,973,959	$29,704,277	$24,973,959

Basic and diluted loss per share	($0.011)	($0.009)	($0.019)	($0.014)

Weighted average shares outstanding	86,437,921	85,363,548	86,343,135	85,217,301

See Accompanying Notes to the Unaudited Consolidated Financial Statements

Unaudited – Prepared by Management

Tanzanian Royalty Exploration Corporation

Consolidated Statement of Cash Flows

For the Three and Six Months ended February 28, 2007 and 2006

(Expressed in Canadian Dollars)

	Three months ended February 28		Six months ended February 28
	2007	2006	2007	2006
	$	$	$	$
Cash provided from (used in)
Operating activities
Loss for the period	(970,354)	(792,635)	(1,599,157)	(1,195,561)
Items not affecting cash:
Write off of Mineral Properties	366,565	115,588	366,565	115,588
Depreciation	29,675	24,991	48,747	49,907
Stock-based compensation	89,839	-	179,678	-
Gain on sale of short-term investments	(10,850)	-	(10,850)	-
	(495,125)	(652,056)	(1,015,017)	(1,030,066)
Change in non-cash working capital items:
Accounts and Other Receivables	5,759	7,346	(27,302)	20,960
Inventory	(27,538)	(54,975)	(61,850)	(91,441)
Prepaid Expenses	(66,628)	46,895	(80,108)	(26,637)
Accounts Payable	24,800	87,634	(339,457)	36,281
	(558,732)	(565,156)	(1,523,734)	(1,090,903)

Investing Activities
Mineral properties and deferred exploration, net	(97,607)	(232,566)	(762,936)	(709,358)
Proceeds on sale of short term investments	29,850	-	29,850	-
Repayment of obligations under lease	(22,087)	(7,498)	(27,351)	(16,083)
Plant and Equipment (additions) disposals, net	(8,815)	(6,635)	(8,426)	(8,740)
	(98,659)	(246,699)	(768,863)	(734,181)

Financing Activities
Share capital issued	-	3,074,312	-	2,396,656
Share subscriptions received	1,117,000	(1,615,537)	1,117,000	32,555
	1,117,000	1,458,775	1,117,000	2,429,211
NET INCREASE (DECREASE) IN CASH	459,609	646,920	(1,175,597)	604,127
CASH BEGINNING OF PERIOD	1,539,343	1,352,675	3,174,549	1,395,468
CASH END OF PERIOD	1,998,952	1,999,595	1,998,952	1,999,595

Supplemental Information, non-cash transactions: Mineral property recoveries by way of marketable securities	$118,750	-	$118,750	-
Issuance of share capital for subscriptions previously received	375,000	-	750,000	-
Issuance of share capital for acquisition of mineral property acquisition	925,124		925,124

See Accompanying Notes to the Unaudited Consolidated Financial Statements

Unaudited – Prepared by Management

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Consolidated Financial Statements

For the Three and Six Months ended February 28, 2007 and 2006

(Expressed in Canadian Dollars)

(Unaudited)

1.

Nature of operations

Tanzanian Royalty Exploration Corporation (the “Company”) is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral deposits that are economically recoverable. The continued operations of the Company and the recoverability of the amounts shown for mineral properties and related deferred costs are dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to explore and develop, and upon future profitable production or proceeds from disposition of the mineral properties. The amounts shown as deferred expenditures and property acquisition costs represent net costs to date, less amounts recovered, amortized and/or written off, and do not necessarily represent present or future values.

2.

Significant accounting policies

These interim consolidated financial statements of the Company have been prepared by management, and have not been audited or reviewed by an independent public accountant.  These interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements, and accordingly, these interim consolidated financial statements should be read in conjunction with the Company’s most recent annual consolidated financial statements.  These interim consolidated financial statements follow the same accounting policies and methods of application as the Company’s audited annual consolidated financial statements as at and for the year ended August 31, 2006.

These interim consolidated financial statements include the accounts of the Company and its subsidiaries.

Tanzanian Royalty Exploration Corporation

Consolidated Statement of Mineral Properties and

Mineral Properties and Deferred Exploration and Development Cost

For the six months ended February 28, 2007 and year ended August 31, 2006

(Expressed in Canadian dollars)

3.

Mineral properties and deferred exploration and development costs:

The continuity of expenditures on mineral properties is as follows:

	Itetemia Project (a)	Luhala Project (b)	Kigosi (c)	Lunguya	Kanagele	Tulawaka (d)	Ushirombo	Mbogwe	Biharamulu (e)	Other	Total
Balance, August 31, 2005	$5,906,131	$3,147,878	$1,827,652	$2,793,161	$1,238,148	$1,429,503	$352,636	$788,155	$501,909	$1,754,102	$19,739,275
Exploration expenditures:
Camp, field supplies and travel	7,861	82,544	250	3,110	2,969	3,172	1,811	-	7,426	67,525	176,668
Exploration and field overhead	32,321	361,174	14,989	29,337	19,279	20,898	9,446	5,116	40,652	488,818	1,022,030
Geological consulting and field wages	2,882	-	-	-	-	-	-	-	-	-	2,882
Geophysical and geochemical	3,413	231,846	-	47	41,600	875	77	-	4,174	194,280	476,312
Property acquisition costs	13,098	116,462	17,404	-	58,433	11,729	-	13,098	-	249,817	480,041
Parts and equipment	-	114	-	-	-	-	-	-	-	-	114
Trenching and drilling	470,995	177,764	-	379	8,563	-	-	-	-	49,348	707,049
Recoveries	(43,660)	-	(77,610)	-	-	(87,531)	-	(43,660)	(67,560)	-	(320,021)
	486,910	969,904	(44,967)	32,873	130,844	(50,857)	11,334	(25,446)	(15,308)	1,049,788	2,545,075
Write-offs	-	(37,993)	(34,401)	-	(291,480)	(423,377)	(363,970)	-	-	(539,181)	(1,690,402)

Balance, August 31, 2006	6,393,041	4,079,789	1,748,284	2,826,034	1,077,512	955,269	-	762,709	486,601	2,264,709	20,593,948
Exploration expenditures:
Shares issued for mineral properties interest	-	-	925,124	-	-	-	-	-	-	-	925,124
Camp, field supplies and travel	-	6,312	59,983	-	-	-	5,343	1,607	-	11,534	84,779
Exploration and field overhead	278	32,948	426,654	3,241	1,847	2,631	6,275	6,989	4,332	152,247	637,442
Geological consulting and field wages	-	-	-	-	-	-	-	-	-	-	-
Geophysical and geochemical	270	61,549	3,132	-	745	14,422	(604)	528	20,016	10,635	110,693
Property acquisition costs	-	16,122	20,966	-	17,526	14,123	-	-	-	102,921	171,658
Parts and equipment	-	1,316	45,310	-	-	-	-	-	-	-	46,626
Trenching and drilling	(10,610)	1,125	-	-	-	-	3,568	6,140	-	7,859	8,082
Recoveries	(84,167)	(81,055)	-	-	-	(93,518)	-	-	(156,355)	-	(415,095)
	(94,229)	38,317	1,481,169	3,241	20,118	(62,342)	14,582	15,264	(132,007)	285,196	1,569,309
Write-Offs	-	-	(2,291)	-	-	-	-	(24,820)	-	(339,454)	(366,565)

Balance February 28, 2007	$6,298,812	$4,118,106	$3,227,162	$2,829,275	$1,097,630	$892,927	$14,582	$753,153	$354,594	$2,210,451	$21,796,692

Tanzanian Royalty Exploration Corporation

Summary of Note Disclosure to the Consolidated Financial Statements

For the Three and Six Months ended February 28, 2007 and 2006

(Expressed in Canadian Dollars)

(Unaudited)

3.

Mineral properties and deferred exploration costs

(a & b) Itetemia and Luhala Project

On January 30, 2007, the Company announced that it has concluded an option agreement for its Luhala and Itetemia Projects with a private United Kingdom based company, Sloane Developments Ltd.

Under the option agreement, Tanzanian Royalty has granted Sloane the right to earn a beneficial interest ranging from 90 to 100% in ten prospecting licenses in the Lake Victoria greenstone belt of Tanzania. Six of these licenses comprise the 76 square kilometres Luhala Project (all 100%) while the remaining licenses constitute the 46 square kilometres Itetemia Project (all 90%).

The exploration component of the option agreement calls for a work commitment of USD $1,000,000 within a two-year period of which $400,000 will be expendable in the first year and the remaining amount in the second. Further provisions in the agreement call for the completion of a bankable feasibility study, the announcement of a production decision before the fifth anniversary of the agreement and the achievement of commercial production before the seventh anniversary. Tanzanian Royalty will act as operator for the exploration work.  Under the Agreement, Sloane has made a US$100,000 up front payment and must make escalating annual payments totaling US$770,000 over six years, plus annual escalating amounts for each license held in excess of one.  The Company retains the right to escalating net smelter royalties on commercial production that are tied to the price of gold and range from 0.5% below US$250 per ounce to a maximum of 2% at US$380 per ounce.

(c) Kigosi Project

The Company entered into a Purchase and Sale Agreement (the “Agreement”) with Ashanti Goldfields Cayman Limited (“Ashanti”) dated September 26, 2006 for the repurchase of its rights to the Kigosi property, including all related camp and equipment, along with the purchase of a non-associated property, the Dongo, from Ashanti in a transaction valued at US$900,000. The price of the acquisition will be satisfied by the issuance to Ashanti a total of 180,058 common shares of the Company in two tranches and subject to certain conditions consisting of (i) the issuance and allotment of 160,052 common shares (based upon the weighted average trading price of the common shares over the five trading days preceding the date of execution of the Agreement) issued in consideration of the transfer to the Company of the Kigosi Rights, as defined in the Agreement and (ii) subject to receipt of ministerial consent from the Tanzanian government to the transfer from Ashanti to the Company of the Dongo Rights, as defined in the Agreement, the issuance and allotment to Ashanti of 20,006 common shares of the

Summary of Note Disclosure to the Consolidated Financial Statements

For the Three and Six Months ended February 28, 2007 and 2006

(Expressed in Canadian Dollars)

(Unaudited)

Company.  In December 2006, 160,052 common shares have been issued.  On February 28, 2007, the allotment of 20,006 common shares remains outstanding.

(d & e) Tulawaka and Biharamulu Project

On February 2, 2007, the Company received 125,000 common shares of Northern Mining Explorations Limited (“MDN”) in consideration for extending by one year the date required for MDN to complete a bankable feasibility study and make a production decision on properties under option to MDN.  The value of these shares was recorded as recoveries in the two properties.

4.

Share Capital

(a)

Share Capital	Number	Amount ($)
Balance at August 31, 2006	86,241,075	51,397,278
Issued for mineral property acquisition	160,052	925,124
Subscriptions previously received	110,525	750,000
Balance at February 28, 2007	86,511,652	53,072,402

The 110,525 shares issued during the six months ended February 28, 2007 were issued to the Company’s Chairman and CEO.

(b)

During 2006, the Company received shareholder approval to institute a Restricted Stock Unit Plan.  The Plan is designed to compensate employees and directors for their services to the Company.  Of the 500,000 shares available under the plan, 69,565 have been granted as of August 31, 2006.  Of the shares granted, 32,242 units are expected to vest on the first anniversary of the grant date with the remainder vesting on the third anniversary of the grant date, subject to conditions of the Plan with respect to earlier vesting.  For the six month period ended February 28, 2007, 1,392 units were forfeited and stock-based compensation expense related to the issue of restricted stock was $179,678 (2006 - $134,311), with a corresponding amount credited to contributed surplus as the shares have not been issued.

Summary of Note Disclosure to the Consolidated Financial Statements

For the Three and Six Months ended February 28, 2007 and 2006

(Expressed in Canadian Dollars)

(Unaudited)

5.

Options Outstanding

Type of Security	Number of Shares	Exercise Price	Expiry Date
Options	75,000	$0.79	May 3, 2007

6.

Related Party Transactions

The Company also engages a legal firm for professional services in which one of the Company’s directors is a partner.   During the six months ended February 28, 2007 the Company made payments of $108,861 to this legal firm.  The amount is included in Professional fees.

7.

Subsequent Event

During February 2007, the Company received 125,000 common shares of MDN as recovery for certain mineral properties.  During the second quarter, 20,000 shares were sold.  As at April 10, 2007, all of the shares of MDN were sold.

Unaudited – Prepared by Management

Management’s Discussion and Analysis

For Tanzanian Royalty Exploration Corporation (the “Company”)

of Financial Condition and Results of Operation

Three and Six Months ended February 28, 2007

(in Canadian dollars)

The effective date of this MD&A is April 10th, 2007.

Overall Performance

As of February 28, 2007 the Company had Current Assets of $2,525,623 as compared to $3,432,210 on August 31, 2006.  Deferred Exploration Costs amounted to $21,796,692 which includes $1,569,310 (net) invested this six month period.

The Company has issued common shares in the amount of $1,675,124 (270,277 shares in this six month period).   Of this amount, $750,000 (110,225 shares) was previously received and recorded in share subscription.  The remaining $925,124 (160,052 shares) was issued to Ashanti Goldfields Cayman Limited (“Ashanti”) for the repurchase of the Company’s rights to the Kigosi property.

Selected Financial Information

	As at and for the year ended Aug 31, 2006	As at and for the year ended Aug 31, 2005	As at and for the year ended Aug 31, 2004	As at and for the six months ended Feb. 28, 2007	As at and for the six months ended Feb. 28, 2006
Total Revenues	$ 0	$ 0	$ 0	$ 0	$ 0
Net Loss for the period	($4,326,722)	($2,931,063)	($1,616,364)	($1,599,157)	($1,195,561)
Basic and diluted loss per share	($0.05)	($0.04)	($0.02)	($0.019)	(.014)
Total assets	$24,891,967	$22,257,683	$22,092,373	$25,147,804	$23,511,531
Total long term financial liabilities	$121,739	$175,011	$0	92,953	158,836
Cash dividends declared per share	$0	$0	$0	$0	0

Results of Operations

Net loss for the six month period ended February 28, 2007 was $1,599,157 compared to $1,195,561 for the comparable period in 2006.  For the three month period ended February 28, 2007 and 2006, the net loss was $970,354 and $792,635, respectively.  Due to the Company’s emphasis on its drill program mainly at Kigosi, the net spending on Mineral Properties and Deferred Cost has increased to $762,936 during the six month period ended February 28, 2007 from $709,358 for the six month period ended February 28, 2006.  For the second quarter ending on February 28, 2007, the net expenditures on

Mineral Properties and Deferred Exploration were $97,607 while for the second quarter ended February 28, 2006, the Mineral Properties and Deferred Exploration Costs were $232,566.  $924,124 (160,052 shares) was recorded for the repurchase of the Company’s rights to the Kigosi property.  The decrease in the net spending in the second quarter is due to the increase in recoveries of $415,095 during the second quarter.  Included in the recovery amount is $118,750 worth of MDN shares (125,000 common shares) which were received in February 2007 as recovery payments for certain properties.  This amount has contributed to the reduction in Mineral Properties and Deferred Exploration Costs.  The shares are held as short-term investments.  During the second quarter of 2007, 20,000 MDN shares were sold for a profit of $10,850.

The increase in staff required to operate our drill program and the salary of the Chief Financial Officer has caused an increase in salaries and benefits expense which increased from $377,404 for the six month period ended February 28, 2006 to $500,472 for the for the six month period ended February 28, 2007.  The corresponding expense during the second quarter was $259,029 and $205,741 for 2007 and 2006, respectively.  Professional fees decreased by $48,673 from $119,357 to $70,684 for the first six months in 2007 over 2006. Professional fees decreased from $101,464 during the second quarter of 2006 to $36,912 during the same period of 2007.  The decrease is a result of there being no legal fees related to the issuance of Restricted Share Units (RSU) in 2007.  Relating to the RSUs, stock-based compensation expense was $179,678 and $89,839 for the six month and three month period ended February 28, 2007, respectively.  There was no comparable expense in 2006 as the RSU's were granted in April 2006.

Summary of Quarterly Results (unaudited)

	2007 Feb. 28	2006 Feb. 28	2006 Nov. 30	2005 Nov. 30	2006 August 31	2005 August 31	2006 May 31	2005 May 31
Total Revenues	$0	$0	$0	$0	$0	$0	$0	$0
Net Loss	($970,354)	($792,635)	($628,803)	($402,929)	($1,905,777)	($869,982)	($1,225,384)	($494,192)
Basic and diluted loss per share	($0.011)	($0.009)	($0.007)	($0.005)	($0.023)	($0.010)	($0.014)	($0.006)

The net loss for the three months ended February 28, 2007 increased from $792,635 to $970,354 as compared to the three months ended February 28, 2006.  The increased loss of $177,719 was mainly attributed to the stock-based compensation expense of $89,839, an increase of salary and benefits of $53,288 and increase in write-off on mineral properties of $250,977.   The increase of net loss during the second quarter was partially offset by the reduction of $64,522 in legal fees.  During the current quarter, the net expenditures on mineral properties and deferred exploration has decreased by $134,959 from the net expenditures recorded in the corresponding quarter of the prior year.  The net expenditures are net of $415,095 of recoveries during the three month period ended February 28, 2007.

Quarterly results vary from quarter to quarter due to timing of expenditures and write-off of mineral properties.  The net loss for the quarters ended May 31, 2006 and August 31, 2006 were higher than for other quarters due mainly to the write-off of mineral property expenditures in those quarters.  The Company implemented the RSU Plan in April 2006 and therefore has incurred stock-based compensation only since the implementation.  Professional fees also vary from quarter to quarter depending on activity such as the RSU implementation and registration with the SEC.

Liquidity

Because the Company does not currently derive any production revenue from operations, its ability to conduct exploration and development on properties is largely based upon its ability to raise capital by equity funding. During the six month period ended February 28, 2007 the Company issued 110,525 shares in private placements with Mr. James E. Sinclair, the Company’s Chairman and CEO, for $750,000 subscription receipts previously received.  During the six months ended February 28, 2007, the Company received $1,117,000 as share subscription from Mr. Sinclair.

As of February 28, 2007 the Company’s working capital position was $2,269,708 as compared to $2,838,273 on August 31, 2006.  The Company feels confident that it will continue to be able to raise capital through private placements with its Chairman and CEO at an anticipated rate of $375,000 per quarter. Also, as the Company’s mineral properties advance under various exploration agreements, rental payments could increasingly play a role in funding exploration activities.

The following table sets out the Company’s known contractual obligations as at February 28, 2007:

Contractual Obligations	Payments Due by Period
	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
Vancouver Office Lease(1)	CDN$30,225	CDN$24,600	Nil	Nil	Nil
Capital Lease	US$150,280(2)	US$44,829	US$89,658	US$15,793	Nil

 (1)

Expires on May 31, 2008

 (2)

Includes finance charges

Capital Resources

The Company acquires gold and other mineral concessions through its own efforts or those of its subsidiaries.  All of the Company’s concessions are located in Tanzania.

For each concession granted in Tanzania under a prospecting or a reconnaissance licence, the Company is required to carry out a minimum amount of exploration work before a mining licence is granted for further development. There are no set work requirements to keep the concessions in good standing.  A prospecting licence is issued for a period of  to three years and is renewable two times for a period of to two years each.  At each renewal, at least 50% of the area must be relinquished.  A reconnaissance licence is issued for one year and renewed for a period not exceeding a year.  All prospecting licences granted by the Tanzanian government are subject to an annual rental fee of not more than U.S. $30 per square kilometer, a minimum exploration work commitment, and employment and training of Tanzanians.  In addition, the government of Tanzania imposes a royalty on the gross value of all gold production at the rate of 3%.

Many of the Company’s mineral properties are being acquired over time by way of option payments.  It is at the Company’s option as to whether to continue with the acquisition of the mineral properties and to incur these option payments.  Current details of option payments required in the future if the Company is to maintain its interest are as follows:

	Option Payments Due by Period (US$)
	Total	Less than 1 year	2-3 years	4-5 years	over 5 years
Option Agreement Obligations	$2,336,500	$393,500	$825,000	$790,000	$328,000

In August 2006, James E. Sinclair, Chairman and CEO of the Company, confirmed his intention to continue his regular investments in Tanzanian Royalty by entering into a new Private Placement Subscription Agreement with the Company (the "New Agreement") under which he will subscribe for common shares of the Company for an aggregate amount of $3,000,000.  Under the New Agreement, Mr. Sinclair has agreed to subscribe for eight (8) quarterly tranches of $375,000 each, commencing February 1, 2007.  Although no assurance can be given, the Company believes it will be able to raise additional capital as required to fund its commitments.  In addition, if necessary, the Company could adjust the extent and timing of certain expenditures.

On February 2, 2007 the Company received 125,000 common shares of Northern Mining Explorations Limited (MDN) in consideration for extending by one year  the date required for MDN to complete a bankable feasibility study and make a production decision on properties under option to MDN.  In February 2007 the Company sold 20,000 of those MDN shares.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements.

Transactions with Related parties

During the three months and six months ended February 28 2007, amounts paid or payable by the Company relating to directors’ fees were $20,875 and $46,750 respectively.  The corresponding amounts for 2006 were $24,375 and $48,750.

The Company also engages a legal firm for professional services in which one of the Company’s directors is a partner.   During the six months ended February 28, 2007 the Company made payments of $108,861 to this legal firm.  The amount is included in Professional fees.

In addition, 110,525 shares were issued to the Company’s Chairman and CEO during the six months ended February 28, 2007.

Restricted Stock Unit Plan

A Restricted Stock Unit Plan (the “RSU Plan”) was approved by the shareholder’s at the Annual Meeting held February 27, 2006.  The Board of Directors implemented the RSU Plan under which employees and directors are compensated for their services to the Company.  Annual compensation for outside directors is $50,000 per year, plus $5,000 per year for serving on Committees, plus $2,500 per year for serving as Chair of a Committee.  At the election of each individual director, up to one- third of the annual compensation may be received in cash, paid quarterly.  The remainder of the director’s annual compensation (at least two-thirds, and up to 100%) will be awarded as Restricted Stock Units (“RSUs”) in accordance with the terms of the RSU Plan and shall vest within a minimum of one (1) year and a maximum of three (3) years, at the election of the director, subject to the conditions of the RSU Plan with respect to earlier vesting.

Under the RSU Plan, outside directors were granted 35,027 RSUs and employees were granted 34,538 RSUs during the year ended August 31, 2006.  During the six months ended February 28, 2007, 1,392 units were forfeited due to the  resignation of two employees.  As at February 28, 2007, 68,173 units were outstanding of which 32,242 units are expected to vest on April 11, 2007 (first anniversary date).

Changes in Accounting Policies including Initial Adoption

There have been no changes in accounting policies which effect the February 28, 2007 consolidated financial statements.

Critical Accounting Estimates

The Company’s most critical accounting estimate relates to the write-off of exploration licenses and costs. Management assesses impairment of its exploration prospects regularly. If an impairment results, the capitalized costs associated with the related project or area of interest are charged to expense.  Other areas requiring the use of estimates include the determination of stock-based compensation and future income taxes.

Disclosure of Outstanding Share Data

As at the date of this MD&A, there were 86,511,652 common shares outstanding. In addition, there were 75,000 director and employee stock options outstanding at an average weighted price of $0.79. The Company had no share purchase warrants outstanding.

Subsequent Event

During March and April 2007, the Company sold the remaining 105,000 MDN shares, received as recovery for certain mineral properties.

Financial Instruments and Other Instruments

The Company’s financial assets and liabilities consist of cash and cash equivalents, short-term investments, other receivables, accounts payable and accrued liabilities and obligations under capital lease.  The fair value of the Company’s financial assets and liabilities is estimated to approximate their carrying value.

Controls and Procedures

There has been no change in the Company’s internal control over financial reporting during the six months ended February 28, 2007 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Exploration Summary

Tulawaka Project

MDN Northern Mining (MDN), one of the Company’s royalty partners, made a significant gold discovery 20 kilometres east of the Tulawaka Gold Mine which is owned by Barrick Gold (70%) and MDN (30%).

Rotary Air Blast drilling by MDN in the Mnezeki area returned one of the highest grade gold intercepts reported from the region in recent years: 30.08 g/t gold (0.88 oz/ton) across 6.0 metres. The hole tested a north-south trending shear zone interpreted from a 2006 induced polarization survey that is associated with a soil geochemical anomaly. The drill program was stopped prematurely because of heavy rains but will resume in early in 2007 following a thorough reassessment of all existing data.

Kigosi Project

In late November 2006, a major drill program commenced at the Company’s Kigosi property.  Progress was hampered by technical issues including hydraulic problems, drill rods getting stuck in the hole and a compressor breakdown.

On January 25, 2007, the Company reported assay results from six shallow reverse circulation drill holes put down on the Luhwaika Prospect within the Kigosi Project Area. Because of heavy rains and access problems, the Phase 1 drill program was restricted to three 800 metre-spaced traverse lines within the Luhwaika reef systems which had never been drilled in the past.

As observed from shallow (up to 20 metres deep) artisanal mine shafts, it appears that at least two sub-parallel zones exist, namely the Luhwaika Main Reef and the Luhwaika West Reef. These zones are confirmed by soil geochemical data which has extended the Luhwaika mineralization to over 3.0 kilometers along strike in a north-northwesterly direction.

Among the better intercepts returned from the Luhwaika Mine Reef were 2.0 metres of 6.13 g/t and 4.0 metres of 3.03 g/t. The Luhwaika West Reef also returned intercepts including 3.0 metres grading 11.63 g/t, 1.0 metre averaging 8.15 g/t, 2.0 metres grading 5.76 g/t and 3.0 metres averaging 4.04 g/t.

The Luhwaika workings are the largest in the entire project area, with sporadic artisanal activity spread along a strike length of approximately 1,200 meters. The gold mineralization is spatially related to a granite-greenstone contact and appears to be hosted by zones of stockwork granite and a highly altered quartz-sericite schist. Drilling indicates that the Luhwaika Main Reef is gently dipping towards the southwest and has a true thickness of 1-2 meters.

Sloane Developments Option Agreement

On January 30, 2007, the Company announced that it has concluded an option agreement for its Luhala and Itetemia Projects with a private United Kingdom based company, Sloane Developments Ltd.

Under the option agreement, Tanzanian Royalty has granted Sloane the right to earn a beneficial interest ranging from 90 to 100% in ten prospecting licenses in the Lake Victoria greenstone belt of Tanzania. Six of these licenses comprise the 76 square kilometres Luhala Project (all 100%) while the remaining licenses constitute the 46 square kilometres Itetemia Project (all 90%) which is adjacent to Barrick's Bulyanhula gold mine.

The earn-in portion of the agreement includes prescribed annual cash payments, firm exploration expenditures and a minimum amount of diamond drilling meterage over the life of the agreement. In addition, Tanzanian Royalty will receive a sliding scale net smelter royalty for any mineral discovery that achieves commercial production.

The exploration component of the option agreement calls for a work commitment of $US1 million within a two-year period of which $400,000 will be expendable in the first year and the remaining amount in the second. Further provisions in the agreement call for the completion of a bankable feasibility study and the announcement of a production decision before the fifth anniversary of the agreement and the achievement of commercial production before the seventh anniversary. Tanzanian Royalty will act as operator for the exploration work.

Sloane Developments is a recently-formed, private UK mining company focused on mineral exploration and development in Tanzania. It was founded by Christian Schaffalitzky and Richard Speir who both have wide experience managing mining and exploration projects, especially in Africa.

Decision Made to Initiate Nickel Exploration Program

Given the decision by Xstrata and Barrick to initiate a pre-feasibility study on their Kabanga Nickel Project, the Company announced plans in mid-February to begin exploration work on its nickel holdings during the second quarter of 2007.

The Kabanga nickel deposit was discovered by the United Nations during the 1970s following a comprehensive geochemical and geophysical program that identified a chain of coincident airborne magnetic and geochemical anomalies within a 20-30 kilometre wide northeasterly trending belt that extends for over 200 kilometres from Burundi in the south, through western Tanzania, to Uganda in the north.

The Company's seven prospecting licenses represent a combined area of 4,434 square kilometers within the Kabanga nickel belt. One of these prospecting licenses is located within a zone of two parallel magnetic highs that extends down to the Kabanga Nickel deposit, while another license hosts a 50 kilometre long magnetic anomaly with a geophysical signature of similar intensity to Kabanga. Moderate nickel-in-soil anomalies are evident on some of the properties as well.

Risk Factors

The Company is subject to a number of extraneous risk factors over which it has no control. These factors are common to most exploration companies and include, among others: project ownership and exploration risk, depressed equity markets and related financing risk, commodity price risk, fluctuating exchange rates, environmental risk, insurance risk and sovereign risk.

Approval

The Board of Directors of Tanzanian Royalty Exploration Corporation has approved the disclosure contained in the Interim MD&A.  A copy of this Interim MD&A will be provided to anyone who requests it and can be located, along with additional information, on the SEDAR website at www.sedar.com.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in the foregoing Management’s Discussion and Analysis and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risk set above.

Additional Information

Additional information about the company and its business activities is available on SEDAR at www.sedar.com.

Form 52-109F2 - Certification of Interim Filings

I, James E. Sinclair, Chairman and Chief Executive Officer of Tanzanian Royalty Exploration Corporation certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Tanzanian Royalty Exploration Corporation, (the issuer) for the interim period ending February 28, 2007;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

a.

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

b.

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date:  April 12, 2007

“James Sinclair”

James E. Sinclair

Chairman and CEO

Form 52-109F2 - Certification of Interim Filings

I, Regina Kuo-Lee, Chief Financial Officer of Tanzanian Royalty Exploration Corporation certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Tanzanian Royalty Exploration Corporation, (the issuer) for the interim period ending February 28 2007;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

b.

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

b.

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date:  April 11, 2007

”Regina Kuo-Lee”

Regina Kuo-Lee

Chief Financial Officer